1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 5, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2022/11/28:	The amendment of Annual Report 2021

99.02	Announcement on 2022/11/29:	Light Era Development Co., Ltd., the Company's subsidiary, announces the acquisition of a right-of-use asset from the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

The amendment of Annual Report 2021

Date of events: 2022/11/28

Contents:

1.	Date of occurrence of the event: 2022/11/28

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship with the Company (please enter ”the company itself” or ”subsidiaries”): head office

4.	Reciprocal shareholding percentage: N/A

5.	Cause of occurrence: To amend part contents of Annual Report 2021

6.	Information items/ statements to be corrected: Annual Report 2021

7.	Amounts/ contents/ number of page to be corrected:

Page 35, 43 and 78 of Annual Report 2021(Chinese Version), and page 45, 54, 92 and 93 of Annual Report 2021(English Version).

8.	Amounts/ contents/ number of page after correction:

Page 35, 43 and 78 of Annual Report 2021(Chinese Version), and page 45, 54, 92 and 93 of Annual Report 2021(English Version).

9.	Countermeasures: To upload the amended Annual Report 2021

10.	Any other matters that need to be specified: None

EXHIBIT 99.02

Light Era Development Co., Ltd., the Company's subsidiary, announces the acquisition of a right-of-use asset from the Company

Date of events: 2022/11/29

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

No.*, Sub-lot 2, Da-shei Lot, Shulin District, New Taipei City, Taiwan

2.	Date of occurrence of the event: 2022/11/29

3.	Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: Approx. 1898.29 square meters, equivalent to approx. 574.23 ping

Unit price: NT$366 (VAT included) per ping per month

Total transaction price: NT$41,121,120 (VAT included)

Price of right-of-use assets: NT$33,967,927

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: Parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

The reason for choosing the related party as trading counterparty: For the company’s overall business planning and requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment: Monthly payment

Lease period: 2023/01/01~2039/12/31

Contractual restrictions and other important appointments: Rent to be 50% of original rent for the first 3 years, and increases every year.

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: Negotiation in accordance with real estate appraisal results.

Decision-making unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: G-Beam Real Estate Appraisers Firm

11.	Name of the professional appraiser: Lai, Jin-Wei

12.	Practice certificate number of the professional appraiser: (107)TCG_NO.000265

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Asset development and management

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2022/11/29

25.	Date of ratification by supervisors or approval by the audit committee: 2022/11/29

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None